SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Under to Section 13(e) of the Securities Exchange Act of 1934)

Clearwire Corporation

(Name of the Issuer)

Clearwire Corporation

Sprint Nextel Corporation

Sprint HoldCo, LLC

SN UHC 1, Inc.

Collie Acquisition Corp.

(Name of Person(s) Filing Statement)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number of Class of Securities)

Broady R. Hodder Senior Vice President and General Counsel Clearwire Corporation 1475 120th Avenue Northeast, Bellevue, WA 98005 (425) 216-7600	Charles R. Wunsch Senior Vice President and General Counsel Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251 (855) 848-3280

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David Fox Joshua Korff David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Thomas H. Kennedy Jeremy D. London Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Robert E. Spatt Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Egan King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$2,244,816,296.38	$307,000.00

1	The filing fee was determined based upon the sum of (a) 661,039,510 (which represents the total number of shares of Class A Common Stock of Clearwire outstanding and not beneficially owned by Sprint Nextel Corporation, SOFTBANK CORP. or any of their respective affiliates, multiplied by $2.97 per share, (b) 65,644,812 of Class B Common Stock of Clearwire and Class B Common Units of Clearwire Communications LLC outstanding and not beneficially owned by Sprint Nextel Corporation, SOFTBANK CORP. or any of their respective affiliates, which can be exchanged into 65,644,812 shares of Class A Common Stock of Clearwire, multiplied by $2.97, (c) 28,324,532 restricted stock units outstanding or reserved for issuance pursuant to awards made under the Company’s 2012 Performance Long-Term Incentive Plan, multiplied by $2.97 per share per share, and (d) 2,000,000 shares of Class A Common Stock of Clearwire issuable upon exercise of outstanding warrants with an exercise price of less than $2.97, multiplied by $1.22 per share (which is the excess of $2.97 over the weighted average exercise price of such warrants).
2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying ..00013640 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $307,000.00	Filing Party: Clearwire Corporation

Form or Registration No.: Schedule 14A	Date Filed: February 1, 2013

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Clearwire Corporation, a Delaware corporation (“Clearwire”), Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”), SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”), and Collie Acquisition Corp., a Delaware corporation (“Merger Sub”, and together with Sprint, Sprint HoldCo and SN UHC 1, the “Sprint Parties”) in connection with the Agreement and Plan of Merger, dated as of December 17, 2012, by and among Clearwire, Sprint and Merger Sub (as it may be amended from time to time, the “Merger Agreement”). Clearwire and the Sprint Parties are referred to herein as the “Filing Persons.” If the Merger Agreement is adopted by Clearwire’s stockholders, Merger Sub will merge with and into Clearwire, with Clearwire continuing as the surviving corporation (the “Merger”) (subject to the satisfaction or waiver of all other conditions to the consummation of the Merger). In the Merger, each issued and outstanding share of Class A common stock of Clearwire, par value $0.0001 per share (the “Class A Common Stock”) (other than any shares held by Sprint, SOFTBANK CORP., any of their respective affiliates and any stockholders who properly exercise their appraisal rights under Delaware law) will automatically be converted into the right to receive $2.97 per share in cash, without interest, less any applicable withholding taxes (the “Merger Consideration”). In addition, Intel Capital Wireless Investment Corporation 2008A, a Delaware corporation and the only holder of Class B common stock of Clearwire (“Class B Common Stock” and, together with the corresponding Clearwire Communications, LLC Class B units, the “Class B Interests”) other than Clearwire, Sprint and Sprint’s affiliates, has elected to irrevocably exchange, immediately prior to the effective time of the Merger, all of its Class B Interests into shares of Class A Common Stock, which will then automatically convert into the right to receive the Merger Consideration at the effective time of the Merger.

Concurrently with the filing of this Schedule 13E-3, Clearwire is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Clearwire board of directors will be soliciting proxies from stockholders of Clearwire in connection with the Merger, including to adopt the Merger Agreement. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto.

All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement other than information concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by Clearwire. All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by or on behalf of the Sprint Parties. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth under the caption “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)	The name of the subject company is Clearwire Corporation, a Delaware corporation. Clearwire’s executive offices are located at 1475 120th Avenue Northeast, Bellevue, WA 98005. Its telephone number is (425) 216-7600.

(b)	The class of securities to which this Schedule 13E-3 relates is the Class A common stock, par value $0.0001 per share, of Clearwire, of which 691,962,468 shares were issued and outstanding as of January 30, 2013.

(c)	The information set forth under the caption “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the caption “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Other Important Information Regarding Clearwire—Prior Public Offerings” in the

Preliminary Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Other Important Information Regarding Clearwire—Certain Purchases and Sales of Company Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) - (c)	The information under the captions “Parties to the Merger” and “Other Important Information Regarding Clearwire—Directors and Officers of the Company” in the Preliminary Proxy Statement is incorporated herein by reference.

Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Sprint, Merger Sub, Sprint HoldCo, SN UHC 1 and SN UHC 4, Inc. (“SN UHC 4”), the managing member of Sprint HoldCo.

Name/Title	Business Address	Employment History
Robert R. Bennett Director of Sprint	Hilltop Investments, LLC 10900 Hilltop Road Parker, CO 80134	Mr. Bennett is a Principal of Hilltop Investments, LLC, a private investment company. Mr. Bennett served as President of Discovery Holding Company, located at 12300 Liberty Boulevard, Englewood, CO 80112, from March 2005 until September 2008, when the company merged with Discovery Communications, Inc. creating a new public company.

Gordon M. Bethune Director of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Bethune is the retired Chairman and Chief Executive Officer of Continental Airlines, Inc., an international commercial airline company located at 77 West Wacker Drive, Chicago, IL 60601. He served as Chief Executive Officer of Continental Airlines from 1994 and as Chairman and Chief Executive Officer from 1996 until December 30, 2004. He is currently a director of Honeywell International Inc., located at 101 Columbia Road, Morristown, NJ 07962, and Prudential Financial, Inc., located at 751 Broad Street, Newark, NJ 07102.

Larry C. Glasscock Director of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Glasscock is the retired Chairman of the Board of WellPoint, Inc., a health benefits company located at 120 Monument Circle, Indianapolis, IN 46204. Mr. Glasscock served as President and Chief Executive Officer of WellPoint, Inc. from November 2004 (following the merger between Anthem, Inc. and WellPoint Health Networks Inc.) until June 2007 and as Chairman of WellPoint, Inc. from November

2005 until March 2010. He is currently a director of Simon Property Group, Inc., located at 225 West Washington Street, Indianapolis, IN 46204, Sysco Corporation, located at 1390 Enclave Parkway, Houston, TX 77077, and Zimmer Holdings, Inc., located at 345 East Main Street, Warsaw, IN 46580.

James H. Hance, Jr. Chairman of the Board of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Hance is the Chairman of the Board of Sprint. He is a Senior Advisor to The Carlyle Group, located at 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004. He is currently a director of Cousins Properties Incorporated, located at 191 Peachtree Street NE, Suite 500, Atlanta, GA 30303, Duke Energy Corporation, located at 550 South Tryon Street, Charlotte, NC 28202, Ford Motor Company, located at 1 American Road, Dearborn, MI 48126, and The Carlyle Group.

Daniel R. Hesse President and Chief Executive Officer of Sprint; Director of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Hesse has served as President and Chief Executive Officer of Sprint since December 17, 2007. Mr. Hesse served as a director of Clearwire from November 2008 until September 2010.

V. Janet Hill Director of Sprint	Hill Family Advisors 4000 Legato Road, Suite 1100 Fairfax, VA 22033	Mrs. Hill is a Principal of Hill Family Advisors. In 2010, Mrs. Hill retired from Alexander & Associates, Inc., a corporate consulting firm located at 301 4th Street, NE, Washington, D.C. 20002, after serving as a Vice President since 1981. Mrs. Hill also serves as a director of The Carlyle Group, located at 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004, The Wendy’s Company, located at 1 Dave Thomas Boulevard, Dublin, OH, 43017, and Dean Foods, Inc., located at 2711 North Haskell Avenue, Suite 3400, Dallas, TX 75204.

Frank Ianna Director of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Ianna has served as Chief Executive Officer of Attila Technologies LLC, a Technogenesis Company incubated at Stevens Institute of Technology and located at 425 Devonshire Drive, Franklin Lakes, NJ 07417, since 2007 and as a director of Attila Technologies LLC since 2011. Mr. Ianna has served as a director of Tellabs, Inc., located at 1 Tellabs Center, 1415 West Diehl Road, Naperville, IL 60563, since 2004. He served as a director of Clearwire from November 2008 until June 2011.

Sven-Christer Nilsson Director of Sprint	Ripasso AB Utsiktsvagen 2 SE-260 83 Vejbystrand Sweden	Mr. Nilsson is the Owner and Founder of Ripasso AB, Ängelholm, Sweden, a private business advisory company. Mr. Nilsson is a director of Ripasso AB, Magle Life Science AB, located at

Magle Stora Kyrkogata 6, SE-223 50 Lund, Sweden, Ceva, Inc., located at 1943 Landings Drive, Mountain View, CA 94043, and Assa Abloy AB, located at P.O. Box 70340, SE-107 23 Stockholm, Sweden. He also serves as a director for the (Swedish) Defense Materiel Administration, located at SE-115 88 Stockholm, Sweden.

William R. Nuti Director of Sprint	NCR Corporation 250 Greenwich Street 35th Floor New York, NY 10007	Mr. Nuti is the Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company. Mr. Nuti has served as Chief Executive Officer and President of NCR since August 2005, and as Chairman of NCR since October 2007.

Rodney O’Neal Director of Sprint	Delphi Automotive PLC 5725 Delphi Drive Troy, MI 48098	Mr. O’Neal has served as Chief Executive Officer, President and board member of Delphi Automotive PLC, a global supplier of mobile electronics and transportation systems since 2007.

Paget L. Alves Chief Sales Officer of Sprint; Vice President of SN UHC 1; Vice President of Sprint HoldCo; Vice President of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Alves has served as Chief Sales Officer since January 2012. Prior to that, he served as President—Business Markets from February 2009 through January 2012. He served as President—Sales and Distribution from March 2008 through February 2009, and as Regional President from September 2006 through March 2008.

Mark V. Beshears

Senior Counsel—State and Local Tax of Sprint United Management Company; Vice President of SN UHC 1; Vice President of Sprint HoldCo; Vice President of Merger Sub; Vice President of SN UHC 4

	Sprint United Management Company 6500 Sprint Parkway Overland Park, KS 66251	Mr. Beshears has served as Senior Counsel—State and Local Tax of Sprint United Management Company since August 1992.

Greg D. Block Vice President and Treasurer of SN UHC 1; Vice President and Treasurer of Sprint HoldCo; Vice President and Treasurer of Merger Sub; Vice President and Treasurer of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Block has served as Vice President and Treasurer of Sprint since September 2008. Prior to that, he served as Vice President and Assistant Treasurer of Sprint, located at 2001 Edmund Halley Drive, Reston, VA 20191, from August 2005 to August 2008.

Matthew Carter President—Global Wholesale and Emerging Solutions of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Carter was appointed President—4G in January 2010 and his role has changed to include Wholesale and Emerging Solutions. He served as Senior Vice President, Boost Mobile from April 2008 until January 2010 and as Senior Vice

President, Base Management from December 2006 until April 2008.

John W. Chapman Vice President and Assistant Secretary of SN UHC 1; Vice President and Assistant Secretary of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Chapman has served as Vice President—Legal, Corporate Transactions of Sprint since October 2008. Prior to that, he served as Senior Counsel of Sprint.

Gary E. Charde Vice President of SN UHC 1; Vice President of Sprint HoldCo; Vice President of Merger Sub; Vice President of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Charde has served as Vice President—Tax of Sprint since 2008.

Steven L. Elfman President—Network Operations and Wholesale of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Elfman was appointed President—Network Operations and Wholesale in May 2008. Mr. Elfman served as a director of Clearwire from January 2009 until September 2010. He served as President and Chief Operating Officer of Motricity, a mobile data technology company located at 3535 Factoria Boulevard SE, Bellevue, WA 98006, from January 2008 to May 2008.

Joseph J. Euteneuer Chief Financial Officer of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Euteneuer has served as Chief Financial Officer since April 2011. Mr. Euteneuer served as Executive Vice President and Chief Financial Officer of Qwest, a wireline telecom company located at 100 CenturyLink Drive, Monroe, LA 71203, from September 12, 2008 until April 2011. Previously, Mr. Euteneuer served as Executive Vice President and Chief Financial Officer of XM Satellite Radio Holdings Inc., a satellite radio provider located at 1500 Eckington Place, NE, Washington, D.C. 20002, from 2002 until September 2008 after it merged with SIRIUS Satellite Radio, Inc.

Robert L. Johnson Chief Service and Information Technology Officer of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Johnson has served as Chief Service Officer since October 2007 and his role was expanded to Chief Service and Information Technology Officer in August 2011.

Lawrence R. Krevor Vice President of SN UHC 1; Vice President of SN UHC 4	Sprint Nextel Corporation 900 7th Street, NW Washington, DC 20001	Mr. Krevor has served as Vice President—Legal and Government Affairs, Spectrum of Sprint since 2008.

Douglas B. Lynn Vice President of Sprint HoldCo	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Lynn has served as Vice President—Corporate Development of Sprint since 2008.

William M. Malloy Chief Marketing Officer of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Malloy has served as Chief Marketing Officer since September 2011. Prior to joining Sprint, he was a venture partner with Ignition Partners, a venture capital firm located at 11400 Southeast 6th Street, Suite 100, Bellevue, WA 98004. He joined Ignition in 2002 and was a member of the firm’s wireless communications team. In addition to working on early-stage investments, he represented the firm from 2004 through 2009 as chairman and CEO of Sparkplug Communications, a company created from within Ignition located at 3220 Keller Springs Road, Suite 108, Carrollton, TX 75006, that later merged with Airband Communications.

John J. Mutrie, Jr. Vice President of Sprint HoldCo	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Mutrie has served as Assistant Controller of Sprint since March 2011. Prior to that, he served as Senior Manager of KPMG LLP, located at 2 Financial Center, Boston, MA 02210, from July 1995 until July 2010.

Timothy P. O’Grady

Vice President and Secretary of SN UHC 1; Director of SN UHC 1; Vice President and Secretary of Sprint HoldCo; Vice President and Secretary of Merger Sub; Director of Merger Sub; Vice President and Secretary of SN UHC 4; Director of SN UHC 4

	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. O’Grady has served as Vice President—Legal, Securities & Governance of Sprint since April 2008. Prior to that, he served as Senior Counsel of Sprint from August 2005 until April 2008.

Todd A. Rowley Vice President of SN UHC 1; Vice President of Sprint HoldCo; Vice President of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Rowley has served as Vice President—Business Development of Sprint since 2012. Prior to that, he served as Vice President—Wholesale Business Development of Sprint from 2011 to 2012, Vice President—4G of Sprint from 2009 to 2010, and Vice President—Corporate Development from 2008 to 2009.

Stefan K. Schnopp Director of SN UHC 1; Director of Merger Sub; Director of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Schnopp has served as Senior Counsel—Securities & Finance of Sprint since August 2008. Prior to that, he was an attorney in private practice, located at 111 West Monroe Street, Suite 1212, Phoenix, AZ 85003.

Michael C. Schwartz Senior Vice President—Corporate and Business Development of Sprint	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Schwartz has served as Senior Vice President—Corporate and Business Development since January 2, 2013. Mr. Schwartz served as Vice President, Marketing, Corporate Development and Regulatory at Telesat Canada, a satellite communications company located at 1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4, from 2007 to 2012.

Ryan H. Siurek Vice President—Controller of Sprint; Vice President and Controller of SN UHC 1; Vice President and Controller of Sprint HoldCo; Vice President and Controller of SN UHC 4	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Siurek was appointed Vice President—Controller in November 2009. He served as Vice President and Assistant Controller from January 2009 to November 2009. Prior to joining Sprint, he worked for LyondellBasell Industries, a chemical manufacturing company located at Stationsplein 45, 3013 AK Rotterdam, The Netherlands, from January 2004 through January 2009, where he held various executive level finance and accounting positions, including Controller—European Operations.

Patricia C. Tikkala Vice President of SN UHC 1; Vice President of SN UHC 4	Sprint Nextel Corporation 12502 Sunrise Valley Drive Reston, VA 20196.	Ms. Tikkala has served as Vice President—Spectrum of Sprint since 2006.

Charles R. Wunsch

Senior Vice President, General Counsel and Corporate Secretary of Sprint; President of SN UHC 1; Director of SN UHC 1; President of Sprint HoldCo; President of Merger Sub; Director of Merger Sub; President of SN UHC 4; Director of SN UHC 4

	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Mr. Wunsch was appointed Senior Vice President, General Counsel and Corporate Secretary of Sprint in October 2008. He served as Sprint’s Vice President for corporate transactions and business law and has served in various legal positions at Sprint since 1990.

During the past five years, none of the persons described above, the Sprint Parties or SN UHC 4 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified above is a United States citizen except for Mr. Nilsson, who is a citizen of Sweden, and Mr. Schnopp, who is a dual citizen of the United States and Germany.

The business address and telephone number for each of the Sprint Parties and SN UHC 4 is 6200 Sprint Parkway, Overland Park, Kansas 66251, (855) 848-3280.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	(i)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger” and “The Merger Agreement—The Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

	(ii)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—The Merger Agreement—Treatment of Clearwire Stock Options and Other Equity-Based Awards and Convertible Securities,” “Questions and Answers About the Special Meeting and the Merger” and “The Merger Agreement—Merger Consideration” is incorporated herein by reference.

	(iii)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Preliminary Proxy Statement is incorporated herein by reference.

	(iv)	The information set forth under the captions “Summary Term Sheet—The Special Meeting—Vote Required,” “The Special Meeting—Vote Required” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

	(v)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Certain Effects of the Merger”, “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

	(vi)	The information set forth under the caption “Special Factors—Accounting Treatment” in the Preliminary Proxy Statement is incorporated herein by reference.

	(vii)	The information set forth under the captions “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger”, “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Treatment of Clearwire Stock Options and Other Equity-Based Awards and Convertible Securities,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement” and “The Note Purchase Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—The Special Meeting—Appraisal Rights,” “Appraisal Rights” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)	The information set forth under the caption “Related Party Transactions” in Clearwire’s Definitive Proxy Statement under Regulation 14A in connection with its annual meeting of stockholders, filed with the SEC on April 30, 2012, and under the captions “Amendments to the Equityholders’ Agreement” and “The Note Purchase Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.

(b) - (c)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “The Merger Agreement,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement,” “Amendments to the Equityholders’ Agreement” and “The Note Purchase Agreement” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth in Clearwire’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as amended, and under the captions “Summary Term Sheet—The Special Meeting—Record Date and Quorum,” “Summary Term Sheet—The Special Meeting—Vote Required,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “The Voting and Support Agreement,” “The Agreement Regarding Right of First Offer,” “The Irrevocable Exchange Agreement,” “Amendments to the Equityholders’ Agreement,” “The Note Purchase Agreement,” “Parties to the Merger” and “Other Important Information Regarding Clearwire—Security Ownership of Certain Beneficial Owners and Management” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement,” “Amendments to the Equityholders’ Agreement,” “The Note Purchase Agreement,” “Other Important Information Regarding Clearwire—Directors and Officers of the Company,” “Other Important Information Regarding Clearwire—Market Price of Common Stock and Dividends” and “Delisting and Deregistration of Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger” and “Special Factors—Considerations Relating to the Merger; Certain Effects on the Company if the Merger is not Completed” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	The information set forth under the captions “Summary Term Sheet—Special Factors—Certain Effects of the Merger; Certain Effects on the Company if the Merger is not Completed,” “Summary Term Sheet—Special Factors—Material United States Federal Income Tax Consequences of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Purpose and Reasons of Sprint Parties for the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Special Factors—Material United States Federal Income Tax Consequences of the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) - (e)	The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Certain Persons in the Merger” and “Questions and Answers About the Special Meeting and the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	The information set forth under the caption “Special Factors—Background of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) - (c)

The information set forth under the captions “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Special Committee,” “Summary Term Sheet—Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Background of the Merger,” “Special Factors—Opinion of Financial Advisor to the Special Committee,” “Special Factors—Opinion of Financial Advisor to the Board of Directors,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Fees and Expenses” and “Where You Can Find More Information” in the Preliminary Proxy Statement is incorporated herein by reference.

The written opinions of Centerview Partners LLC, dated December 16, 2012, and Evercore Group L.L.C., dated December 16, 2012, are attached to the Preliminary Proxy Statement as Annexes G and H, respectively, and are incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012, is incorporated herein by reference.

The presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012, is incorporated herein by reference.

The presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012, is incorporated herein by reference.

The presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012, is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Clearwire, located at 1475 120th Avenue Northeast, Bellevue, WA 98005, during its regular business hours by any interested equity security holder of Clearwire or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) - (b)	The information set forth under the caption “Special Factors—Financing of the Merger” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information set forth under the captions “Special Factors—Fees and Expenses” and “The Merger Agreement—Expenses” in the Preliminary Proxy Statement is incorporated herein by reference.

(d)	Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) - (b)

The information set forth under the captions “Special Factors—Interests of Certain Persons in the Merger,” “Other Important Information Regarding Clearwire—Security Ownership of Certain Beneficial Owners and Management” and “Other Important Information Regarding Clearwire—Certain Purchases and Sales of Company Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference.

As of January 31, 2013, the directors and executive officers of Sprint, Merger Sub, Sprint HoldCo, SN UHC 1 and SN UHC 4 do not beneficially own any shares of Class A Common Stock or Class B Common Stock.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) - (e)	The information set forth under the captions “Summary Term Sheet—Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger,” “Special Factors—Position of Sprint Parties Regarding the Fairness of the Merger,” “Special Factors—Interests of Certain Persons in the Merger,” “Questions and Answers About the Special Meeting and the Merger,” “The Voting and Support Agreement” and “The Merger (Proposal 1)—Vote Required and Board Recommendation” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 13.	Financial Information.

Regulation M-A Item 1010

(a)	The information set forth under the captions “Other Important Information Regarding Clearwire—Selected Historical Consolidated Financial Data,” “Other Important Information Regarding Clearwire—Ratio of Earnings to Fixed Charges” and “Other Important Information Regarding Clearwire—Book Value per Share of Common Stock” in the Preliminary Proxy Statement is incorporated herein by reference. Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2011, as amended, its Quarterly Report on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 are incorporated herein by reference.

(b)	Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) - (b)	The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Fees and Expenses,” “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 15.	Additional Information.

Regulation M-A Item 1011

(b)	The information set forth under the caption “Special Factors—Interests of Certain Persons in the Merger—Golden Parachute Compensation” in the Preliminary Proxy Statement is incorporated herein by reference.

(c)	The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on February 1, 2013, and incorporated by reference herein) (the “Preliminary Proxy Statement”).

(a)(2)	Form of Preliminary Proxy Card (included as part of the Preliminary Proxy Statement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex G of the Preliminary Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex H of the Preliminary Proxy Statement).

(c)(3)	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(4)	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(5)	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(6)	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012

(c)(7)	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A of the Preliminary Proxy Statement).

(d)(2)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Preliminary Proxy Statement).

(d)(3)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Preliminary Proxy Statement).

(d)(4)	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Preliminary Proxy Statement).

(d)(5)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Preliminary Proxy Statement).

(d)(6)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Preliminary Proxy Statement).

(d)(7)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-1 of the Preliminary Proxy Statement).

(d)(8)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Preliminary Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex I of the Preliminary Proxy Statement).

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 2013

CLEARWIRE CORPORATION

By:	/s/ Hope F. Cochran
Name:	Hope F. Cochran
Title:	Chief Financial Officer

SPRINT NEXTEL CORPORATION

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	Senior Vice President, General Counsel and Corporate Secretary

SPRINT HOLDCO, LLC

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

SN UHC 1, INC.

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

COLLIE ACQUISITION CORP.

By:	/s/ Charles R. Wunsch
Name:	Charles R. Wunsch
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on February 1, 2013, and incorporated by reference herein) (the “Preliminary Proxy Statement”).

(a)(2)	Form of Preliminary Proxy Card (included as part of the Preliminary Proxy Statement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex G of the Preliminary Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex H of the Preliminary Proxy Statement).

(c)(3)	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(4)	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(5)	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(6)	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012.

(c)(7)	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A of the Preliminary Proxy Statement).

(d)(2)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Preliminary Proxy Statement).

(d)(3)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Preliminary Proxy Statement).

(d)(4)	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Preliminary Proxy Statement).

(d)(5)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Preliminary Proxy Statement).

(d)(6)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Preliminary Proxy Statement).

(d)(7)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-1 of the Preliminary Proxy Statement).

(d)(8)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Preliminary Proxy Statement).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex I of the Preliminary Proxy Statement).